UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.5)

NAVISTAR INTERNATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

63934E108
(CUSIP Number)

Dr. Klaus Schartel TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. TRATON SE f/k/a Volkswagen Truck & Bus GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.71%**
14.	Type of Reporting Person (See Instructions) OO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,508,416 shares of Common Stock outstanding as of August 31, 2020 as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2020.

CUSIP No.
1.	Names of Reporting Persons. Volkswagen Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.71%**
14.	Type of Reporting Person (See Instructions) HC, CO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,508,416 shares of Common Stock outstanding as of August 31, 2020 as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2020.

Item 1. Security and Issuer

This statement constitutes Amendment Number 5 to the Schedule 13D relating to the issued and outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation, a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2017 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on April 18, 2018 (“Amendment No. 1”), Amendment No. 2 thereto filed on January 30, 2020 (“Amendment No. 2”), and Amendment No. 3 thereto filed on September 10, 2020 (“Amendment No. 3”), and Amendment No. 4 thereto filed on October 14, 2020 (“Amendment No.4” and collectively, with the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. The principal executive offices of the Issuer are located at 2701 Navistar Drive, Lisle, Illinois 60532. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such term in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 5 in connection with the proposal submitted by TRATON SE (“TRATON”) to the Board of Directors of the Issuer described in Item 4 below.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraphs:

On October 16, 2020, the Issuer delivered a letter (the “Navistar Letter”) to TRATON confirming that it would be prepared to move forward with a transaction in which TRATON would acquire the Issuer for $44.50 per share in cash. In the Navistar Letter, the Board of Directors of the Issuer asked TRATON to confirm that a price of $44.50 per share is a basis for finalization of definitive agreements and to publicly announce the extension of the deadline set forth in the October 14 Letter. The Issuer confirmed that an acquisition for US $44.50 per share has the support of both Carl C. Icahn and Mark H. Rachesky in their capacity as shareholders of the Issuer.

On October 16, 2020, TRATON delivered a letter (the “October 16 Letter”) to the Board of Directors of the Issuer in which TRATON confirmed that USD $44.50 per share in cash for all of the outstanding shares of the Issuer’s Common Stock is an acceptable basis for finalization of definitive agreements. Further to the original Proposal delivered on January 30, 2020, the October 16 Letter is subject to certain conditions, including completion of TRATON’s necessary preparations for the transaction (which includes certain due diligence matters), and execution and delivery of mutually acceptable definitive documentation. No assurance can be given that a definitive merger agreement with respect to the October 16 Letter will be entered into, the terms thereof, or whether the proposed transaction will eventually be consummated. On October 16, 2020, TRATON made an “ad-hoc announcement” mandatorily required under European capital markets regulations and issued a press release confirming that the deadline set forth in the October 14 Letter is no longer in effect.

The October 16 Letter could result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present Board of Directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons may take actions in furtherance of the October 16 Letter or any amendment thereof.

The Reporting Persons may at any time, or from time to time, amend, pursue, or choose not to pursue the October 16 Letter; change the terms of the October 16 Letter, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the October 16 Letter; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters.

A copy of the October 16 Letter is filed as Exhibit 12 to this Schedule 13D, and is incorporated by reference into this Item 4. A copy of the press release issued by TRATON is filed as Exhibit 13 to this Schedule 13D, and is incorporated by reference into this Item 4. A copy of the ad-hoc-announcement by TRATON is filed as Exhibit 14 to this Schedule 13D, and is incorporated by reference into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the October 16 Letter and the other matters set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit 12: October 16 Letter, from TRATON SE to the Board of Directors of Navistar International Corporation dated as of October 16, 2020 (filed herewith).

Exhibit 13: TRATON SE Press Release, dated as of October 16, 2020 (filed herewith).

Exhibit 14: TRATON SE ad-hoc announcement, dated as of October 16, 2020 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRATON SE

19 October, 2020
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Executive Officer
19 October, 2020
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer

VOLKSWAGEN AG

19 October, 2020
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Executive Officer of TRATON SE
19 October, 2020
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer of TRATON SE